EXHIBIT 99.1

GRAND TOYS INTERNATIONAL LIMITED

Suite 1501, 15th Floor, Chinachem Golden Plaza

77 Mody Road, Tsimshatsui East

Kowloon, Hong Kong

(Nasdaq: GRIN)

www.grand.com

Contact:

David C.W. Howell

Executive VP Finance

E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES RESULTS OF

2007 ANNUAL SHAREHOLDERS MEETING

AND APPOINTMENT OF ADVISORS

Hong Kong – November 26, 2007. Grand Toys International Limited (the “Company”) (NASDAQ: GRIN) today reported results for its 2007 Annual Shareholders Meeting held on November 22, 2007. Messrs. Jeff Hsieh, Francis K. Au, Matthew T. Baile, Kenneth B. Fowler, David C.W. Howell, Kevin Murphy and Douglas Van were re-elected Directors of the Company. Also at the Annual General Meeting, the shareholders re-appointed BDO McCabe Lo Limited as auditors of the Company for 2007.

The Board subsequently re-elected Messrs. Fowler (Chairman), Van and Baile to serve on the Audit Committee which consists entirely of independent directors and Messrs. Hsieh, Van and Au were also re-elected members of the Compensation and Nominations Committee with Mr. Hsieh as the Chairman.

In addition, the Company also announced that it has engaged Navigant Capital Advisors, LLC, as its exclusive financial advisor to consider a wide range of strategic options, which may include a possible sale of the Company. No assurances can be given that any transaction will be pursued, or if a transaction is pursued, that it will be consummated or the timing of any such transaction. The Company does not expect to make any further public comment on this issue unless and until the Board of Directors has completed the analysis of strategic alternatives and, if appropriate, approved a definitive transaction.

About Grand Toys International Limited: Grand Toys International Limited is an international company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand Toys, through its Hong Kong and US operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods. Grand Toys’ operating subsidiaries have been in

Grand Toys International Limited

continuous operation for up to 45 years. Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.

Additional information on Grand can be found on its website at www.grand.com. Additional information on Hua Yang can be found on www.huayangprinting.com. Additional information on Kord can be found on www.kordparty.com. Additional information on International Playthings, Inc. can be found on its website at www.intplay.com.

The statements contained in this press release that are not purely historical, including statements about efforts to attract or prospects for additional or increased business, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “believes”, “anticipates”, “plans”, “expects”, “intend”, “will”, “goal” and similar expressions are intended to identify forward-looking statements. These statements are based on the current expectations of the Company’s management and upon information available to the Company as of the date of this press release and are subject to changes in circumstances. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual results may differ materially from those set forth in the release due to risks and uncertainties inherent in the Company’s business. Factors that might cause such differences include, but are not limited to, the risks and uncertainties detailed in our filings with the Securities and Exchange Commission. Readers of this release are referred to our Annual Report on Form 20-F for the year ended December 31, 2006 for further discussion of these and other factors that could affect future results. The forward-looking statements contained in this news release are made as of the date hereof and the Company assumes no obligation to update for actual results or to update the reasons why actual results could differ materially from those projected in the forward-looking statements. You are cautioned not to place undue reliance upon any such forward-looking statements.